SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7660	E-MAIL ADDRESS DFERTIG@STBLAW.COM

October 23, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Mara L. Ransom, Assistant Director

Ms. Jennifer Thompson, Accounting Branch Chief

Mr. Dean Brazier, Staff Attorney

Mr. Jarrett Torno, Staff Accountant

Re:                            Alibaba Group Holding Limited

Amendment No. 2 to Registration Statement on Form F-4

File No. 333-206575

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 2 (“Amendment No. 2”) to the Company’s registration statement on Form F-4 (the “Registration Statement”).

We enclose herewith 5 courtesy copies of Amendment No. 2, which is marked to show changes made to Amendment No. 1 to the Registration Statement filed with the Commission on October 2, 2015 (the “October 2 Filing”).

Leiming Chen    Daniel Fertig    Adam C. Furber    Anthony D. King    Celia C.L. Lam    Chris K.H. Lin    Jin Hyuk Park    Kathryn King Sudol    Christopher K.S. Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Amendment No. 2 contains revisions to reflect new developments since the October 2 Filing as well as generally to update the Registration Statement, including to allow incorporation by reference, for which the Company is now eligible.  Amendment No. 2 also includes disclosure to comply with the requirements of the Stock Exchange of Hong Kong, where the Notes are expected to be listed for trading.

As discussed with the Staff, the Company intends to submit the Company’s effectiveness request on the same day as this Amendment No. 2.  Accordingly, the Company respectfully hopes that the Staff will be able to conclude its review of the Registration Statement and Form 20-F for the Fiscal Year Ended March 31, 2015.  As will be noted in the Company’s acceleration request, the Company contemplates receiving effectiveness as of 4:00 p.m. on October 27, 2015.   The Company greatly appreciates the Staff’s continued willingness to work with the Company to achieve this contemplated timetable.

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If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact me at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Questions pertaining to accounting may also be directed to Benson Wong at +(852) 2289-1304 (work) or benson.wb.wong@hk.pwc.com (email) or Ricky Shin at +(852) 2289-1356 (work) or ricky.w.shin@hk.pwc.com (email), both of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:        Joseph C. Tsai, Executive Vice-chairman

Daniel Yong Zhang, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel and Secretary

Alibaba Group Holding Limited

Leiming Chen

William H. Hinman, Jr.

Daniel N. Webb

Simpson Thacher & Bartlett LLP